Exhibit 99.6

Emera Reports Q2 2017 Earnings

HALIFAX, Nova Scotia, August 10, 2017: Emera (TSX: EMA) today reported results for the second quarter of 2017.

Q2 2017 Highlights:

Reported Net Income:

•	Reported Q2 2017 net income of $101 million, compared with net income of $208 million in Q2 2016.

•	Reported earnings per common share in Q2 2017 were $0.47, compared with $1.39 per common share in Q2 2016.

Adjusted Net Income (excluding after-tax mark-to-market impacts):

•	Adjusted net income (1) was $117 million, or $0.55 per common share, in Q2 2017, compared with $238 million or $1.59 per common share in Q2 2016. Excluding the Q2 2016 gains, acquisition costs and tax adjustment Q2 2016 adjusted earnings would have been $50 million, or $0.34 on a per share basis.

•	After-tax mark-to-market losses decreased $14 million to $16 million in Q2 2017 compared to $30 million in Q2 2016 mainly due to changes in existing positions on long-term natural gas contracts at Emera Energy.

•	Q2 2017 adjusted net income (1) included a contribution of $58 million from Emera Florida and New Mexico, net of the $45 million of permanent financing cost.

	Net income Three months ended June 30		Earnings per share Three months ended June 30
In millions of $CAD, except per share amounts	2017	2016	2017	2016
Adjusted	$117	$238	$0.55	$1.59
Gain on Algonquin Power & Utilities Corp (APUC) shares	—	(146)	—	(0.97)
Gain on conversion of APUC subscription receipts	—	(53)	—	(0.35)
Barbados Light & Power Company Self Insurance Fund (SIF) liability reduction	—	(43)	—	(0.29)
TECO acquisition costs	—	42	—	0.28
Emera Energy prior period fuel tax recognition	—	12	—	0.08

Adjusted excluding one-time items	$117	$50	$0.55	$0.34

Cash Flow (1)

•	In 2017, year-to-date operating cash flow (before changes in working capital) increased $378 million, or 116 percent, to $703 million from $325 million in the 2016 period.

“Our second quarter results reflect Emera’s enhanced earning power and less seasonality from the combined businesses, as well as strong earnings across our regulated businesses,” said Emera’s President and CEO Chris Huskilson. “Our earnings and cash flow, combined with the steady progress on our capital plans, support Emera’s long-term prospects and dividend growth target.”

“Our financial success this quarter is overshadowed by the accident at TECO’s Big Bend facility and our deepest condolences are with the families of those who passed and were injured. This tragic incident has impacted all of us across Emera deeply and we are more focused than ever before on having world class safety programs, where all of our employees go home safely every day.” Huskilson added.

2017 Year-to-Date Highlights

Reported Net Income:

•	Reported net income of $413 million, compared with $252 million in the 2016 period.

•	Reported earnings per share of $1.95, compared with $1.69 in the 2016 period

Adjusted Net Income (1)

•	Adjusted net income was $269 million, or $1.27 per common share, compared with $358 million or $2.40 per common share, in the 2016 period. Adjusted net income in the 2016 period, excluding the Q2 2016 items noted above and the $18 million Q1 2016 TECO Energy acquisition costs was $188 million, or $1.26 on a per common share basis.

•	Earnings per share increased only slightly in 2017 despite the 43 percent increase in adjusted net income, excluding 2Q 2016 one-time items, due to the new shares issued in August 2016 in conjunction with the TECO acquisition and the December 2016 equity issue.

•	Year-to-date, after-tax mark-to-market increased $250 million to a $144 million gain in 2017 compared to a $106 million loss for the same period in 2016. 2016 included a $117 million loss resulting from the reversal of 2015 gains on USD-denominated currency and forward contracts related to the financing of the TECO Energy acquisition. In addition, losses have decreased due to changes in existing positions on long-term contracts at Emera Energy, and the reversal of 2016 mark-to-market losses at Emera Energy.

•	Adjusted net income included a contribution of $92 million from Emera Florida and New Mexico, net of the $90 million of permanent financing costs.

	Net income Six months ended June 30		Earnings per share Six months ended June 30
In millions of $CAD, except per share amounts	2017	2016	2017	2016
Adjusted	$269	$358	$1.27	$2.40
Gain on Algonquin Power & Utilities Corp (APUC) shares	—	(146)	—	(0.98)
Gain on conversion of APUC subscription receipts	—	(53)	—	(0.36)
Barbados Light & Power Company Self Insurance Fund (SIF) liability reduction	—	(43)	—	(0.29)
TECO acquisition costs	—	60	—	0.40
Emera Energy fuel tax recognition	—	12	—	0.08

Adjusted excluding one-time items	$269	$188	$1.27	$1.26

Financial Highlights (in millions of $CAD, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Net income attributable to common shareholders	$101	$208	$413	$252
After-tax mark-to-market gain (loss)	$(16)	$(30)	$144	$(106)
Adjusted net income attributable to common shareholders (1)(2)	$117	$238	$269	$358

Earnings per common share - basic	$0.47	$1.39	$1.95	$1.69
Adjusted earnings per common share - basic (1)(2)	$0.55	$1.59	$1.27	$2.40

Weighted average shares of common stock outstanding - basic (millions of shares for the three months ended June 30)	213	150	212	149

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income (1) and Adjusted earnings per common share (1) exclude the effect of mark-to-market adjustments.

Consolidated Financial Review:

Below is a table highlighting significant changes between adjusted net income from 2016 to 2017 in the second quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30
Adjusted net income – 2016	$238	$358
Emera Florida and New Mexico	103	182
2016 Acquisition and financing costs related to the acquisition of TECO Energy	42	60
Emera Energy (1)	6	(32)
2016 Emera Energy’s recognition of fuel taxes for 2013 through March 2016	12	12
NSPML and LIL AFUDC earnings	8	15
NSPI	1	18
2016 gain on BLPC SIF regulatory liability	(43)	(43)
TECO Energy post-acquisition financing costs	(45)	(90)
2016 gain on conversion of APUC subscription receipts and dividend equivalents to common shares of APUC	(53)	(53)
2016 gain on sale of APUC common shares	(146)	(146)
Other	(6)	(12)

Adjusted net income – 2017	$117	$269

(1)	Excludes the effect of mark-to-market adjustments.

Segment Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

Segmented Results (in millions of $CAD, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Emera Florida and New Mexico	$103	$—	$182	$—
Nova Scotia Power Inc.	29	28	99	81
Emera Maine	12	10	25	19
Emera Caribbean	11	58	18	68
Emera Energy (2)	(11)	(29)	(1)	19
Corporate & Other (2)	(27)	171	(54)	171

Adjusted net income	$117	$238	$269	$358

Adjusted EPS (basic) (1)	$0.55	$1.59	$1.27	$2.40

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income (1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income was $103 million in Q2 2017, compared with $82 million in Q2 2016. Comparative information is presented for information only as Emera did not own the Emera Florida and New Mexico operations in the Q2 or year-to-date periods in 2016. Q2 2017 results were driven primarily by higher base revenues effective January 2017 when the Polk Power Station expansion entered service; higher electricity sales resulting from strong customer growth; and warmer than normal spring weather at Tampa Electric. The net contribution to adjusted net income was $58 million or $0.27 per common share net of the $45 million in after-tax permanent financing cost of the TECO Energy acquisition. Year-to-date 2017 net income was $182 million, essentially unchanged from the 2016 period, which reflects mild winter weather in Florida and New Mexico offset by customer growth, favorable second quarter weather and higher base revenues. Net of the $90 million of permanent financing cost, Emera Florida and New Mexico contributed $92 million, or $0.43 per common share, in the year-to-date 2017 period.

Nova Scotia Power Inc.’s net income was consistent for the quarter at $29 million in Q2 2017, compared with $28 million in Q2 2016. NSPI’s net income year-to-date was $99 million compared to $81 million for the same period last year driven by lower OM&G and lower provision for income taxes partially offset by higher depreciation.

Emera Maine’s net income was $12 million Q2 2017, compared to Q2 2016 net income of $10 million. Emera Maine’s net income year-to-date was $25 million compared to $19 million for the same period last year. Year-to-date 2017 results were driven by lower OM&G and higher electric revenues as a result of transmission and distribution rate changes

Emera Caribbean’s net income of $11 million in Q2 2017 compared with $58 million in Q2 2016. Results in 2016 reflect the $43 million after-tax gain from the BLPC SIF as a result of the reduction in the regulatory liability. Excluding the 2016 gain, results reflect lower energy sales volumes at GBPC due to the continued effects of Hurricane Matthew, which struck Grand Bahama in October 2016 and higher interest charges on new debt issued in Q4 2016. Emera Caribbean’s net income year-to-date was $18 million compared to $68 million for the same period last year, driven by the same factors as Q2.

Emera Energy’s net loss, adjusted to exclude mark-to-market changes, was $11 million in Q2 2017 compared to a loss of $29 million in Q2 2016. Overall market conditions were comparable quarter over quarter. The increase is mainly due to the recognition in Q2 2016 of $12 million after tax of prior period state fuel taxes, lower short-term fixed cost commitments for transportation and more valuable transportation positions in Q2 2017; partially offset by the impact of an unplanned outage at Bridgeport Energy which extended from mid-March 2017 to mid-June 2017. Emera Energy’s adjusted net loss year-to-date was $1 million compared to adjusted net income of $19 million for the same period last year. Year-to-date 2017 results were driven by lower realized energy margins in the New England generating fleet in Q1, reflecting more favorable short-term economic hedges in 2016 compared to 2017; and less favorable transportation capacity hedges in Q1 2017 coupled with increased gas transportation infrastructure in the northeast United States which reduced volatility; partially offset by the Q2 2017 factors noted above.

Corporate & Other’s net loss, adjusted to exclude mark-to-market changes, was $27 million in Q2 2017 compared to adjusted net income of $171 million in Q2 2016. This was primarily due to interest expense as a result of interest on the permanent financing of the TECO acquisition partially offset by a combined $8 million higher AFUDC earnings on the NSPML and LIL transmission projects. Results in Q2 2016 included the $199 million of after-tax gains on the sale of the APUC shares and the conversion of the APUC subscription receipts in the second quarter of 2016, and $42 million of acquisition costs. Corporate & Other’s adjusted loss was $54 million for the year-to-date 2017 period compared to adjusted net income of $171 million for the same period last year. Year-to-date 2016 results include $60 million of after - tax TECO acquisition costs.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Friday, August 11, 2017 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q2 2017 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1-866-521-4909 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial 1-647-427-2311. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-800-585-8367. The Conference ID is 53138266 (available until midnight, September 1, 2017).

The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $29 billion in assets and 2016 revenues of more than $4 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

Neera Ritcey

Manager, Investor Relations

(902) 428-6059